Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

July 23, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Att.: Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated June 17, 2009 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Staff Letter”). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including you interim filings if applicable.

Company response:

1.           Below are our responses to the comments set forth in the Staff Letter, which provide the requested information, and we acknowledge that such responses will be included in future filings.

Comment from Staff Letter:

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

United States
Securities and Exchange Commission
July 23, 2009

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

2.           We have read your response to comment five from our letter dated April 30, 2009.
Please enhance your disclosures accordingly:
•	It is unclear that you evaluation for goodwill impairment follows the two step method set forth in paragraphs 19 through 21 of SFAS 142. Please revise your disclosures to clarify.
•
It still remains unclear how you determine when long-lived assets should be tested for impairment.  Please disclose what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•
Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value.  Please disclose how you determine the applicable risk adjusted discount rate, future sales levels and terminal values used in your discounted cash flow projections; and

•
With regards to the residual value of the Lanvin brand names and trademarks, you indicated that residual value is determined by reference to appropriate sales more robust discussion so that a reader understands the underlying assumptions you have used to determine the Lanvin brand names and trademark’s residual value.

Company response:

2.           We will modify our Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the Discussion of Critical Accounting Policies – Equipment and Other Long-lived Assets to contain substantially the following text:

“We evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter, or when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its fair value or indicating that the carrying value of an indefinite-lived intangible asset may not be recoverable.  Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess.

For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, as generally estimated using discounted future net cash flow projections and discounted terminal values, the carrying value of the asset would be reduced to its fair value.

United States
Securities and Exchange Commission
July 23, 2009

The fair values used in our evaluation are estimated based upon discounted future cash flow projections. The cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.”

With respect to bullet points three and four of comment number two, it appears that the information the staff is requesting goes well beyond the requirements of SFAS 142 and what other companies disclose in their 10-K filings, and as such, we believe the existing disclosure  (as modified above) complies with the applicable requirements without the additionally requested information. In addition, some of the information requested in bullet points three and four may be deemed confidential, as such information could give insight to our competition regarding our internal acquisition and disposition criteria. For the foregoing reasons, we do not believe the information requested in bullet points three and four should be or needs to be disclosed.

Comment from Staff Letter:

Liquidity and Capital Resources, page 40

3.
We have read your response to comment eight from out letter dated April 30, 2009.  Please tell us supplementally the nature of the material negative covenants and why you do not believe disclosure of those specific negative covenants are warranted.

United States
Securities and Exchange Commission
July 23, 2009

Company response:

3.           As indicated in our initial response, we advised that our long term debt facilities only contain negative covenants customarily found in such facilities. As such, we believe they are boilerplate and not material. These negative covenants require us to inform the lender in advance if we wished to enter into another loan or lease agreement that would significantly increase our financial burden, or transfer assets in excess of the original loan amounts not in the ordinary course of business or provide funding or a third party guarantee not in the ordinary course of business. If violated, these negative covenants would permit the lenders to accelerate the debt if not cured within applicable grace periods. As of March 31, 2009, long-term debt excluding its current portion aggregated $23.8 million. Total equity and total assets aggregated $248 million and $396 million respectively. We do not believe that these covenants provide any significant restrictions and we do not believe that disclosure of these customary negative covenants is warranted.

Comment from Staff Letter:

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 11, Executive Compensation, page 2
Compensation Discussion and Analysis, page 2
Elements of Compensation, page 3

4.
We note that your compensation committee considered “individual performance, level of responsibility, skills and experience, and other compensation awards or arrangements” when determining the specific components of compensation for your named executive officers.  With a view towards future disclosure, please tell us how these factors impacted the actual compensation decisions for 2008 made by the committee for each named executive officer.  Please address each element of compensation separately.  Your response should clarify, for example, how the committee determined both the magnitude of the bonuses that were paid and the number of shares underlying the equity awards that were granted.

Company response:

4.           The named executive officers in Item 11 have all been with the company for more than the past ten (10) years, with Messrs. Madar and Benacin being founders of the company in 1985. As previously disclosed, Mr. Madar for United States operations, and Mr Benacin for European operations, each recommend executive compensation levels for executives in the respective operating segments. In addition, and also as previously reported, Messrs. Greenberg, the Chief Financial Officer of the company (as well as United States operations) and Santi, the Chief Financial Officer of European operations, also participate in recommendations for executive compensation levels for executives in the respective operating segments.

United States
Securities and Exchange Commission
July 23, 2009

As Messrs. Madar and Greenberg for United States operations, and Benacin and Santi for European operations, are most familiar with the individual performance, level of responsibility, skills and experience of each executive officer in their respective segments, the committee relies upon the information provided by such executive officers in determining individual performance, level of responsibility, skills and experience of each executive officer. Accordingly, we propose to make the following disclosure in Item 11, under the “General” subsection, in substantially the following form:

“General

Our named executive officers have all been with the company for more than the past ten (10) years, with Messrs. Madar and Benacin being founders of the company in 1985. As previously disclosed, Mr. Madar for United States operations, and Mr Benacin for European operations, each recommend executive compensation levels for executives in the respective operating segments. In addition, and also as previously reported, Messrs. Greenberg, the Chief Financial Officer of the company (as well as United States operations) and Santi, the Chief Financial Officer of European operations, also participate in recommendations for executive compensation levels for executives in the respective operating segments.

As Messrs. Madar and Greenberg for United States operations, and Benacin and Santi for European operations, are most familiar with the individual performance, level of responsibility, skills and experience of each executive officer in their respective segments, the committee relies upon the information provided by such executive officers in determining individual performance, level of responsibility, skills and experience of each executive officer.”

In addition, we propose to make the following disclosure in Item 11, under the “Base Salary”, in substantially the following form (which also incorporates our response to staff comment number seven regarding bonus compensation):

“Base Salary

Base salaries for executive officers are initially determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive market place for executive talent. Base salaries for executive officers are reviewed on an annual basis, and adjustments are determined by evaluating our operating performance, the performance of each executive officer, as well as whether the nature of the responsibilities of the executive has changed.

United States
Securities and Exchange Commission
July 23, 2009

As stated above, as Messrs. Madar and Greenberg for United States operations, and Benacin and Santi for European operations, are most familiar with the individual performance, level of responsibility, skills and experience of each executive officer in their respective segments, the committee relies upon the information provided by such executive officers in determining individual performance, level of responsibility, skills and experience of each executive officer.

For executive officers of United States operations, the bulk of their annual compensation is in base salary. However, for executive officers of European operations base salary comprises a smaller percentage of overall compensation.

We have paid a lower percentage of overall compensation in the form of base salary to executive officers of European operations for several years, principally because European operations historically have had higher profitability than United States operations and European operations are run differently by the chief executive officer of European operations, Mr. Benacin, than United States operations. As the result of this historically higher profitability, European operations have had the ability to pay higher bonus compensation in addition to base salary. As bonus compensation is and has historically been discretionary, no targets were set in order to maintain flexibility. Further, if results of operations for European operations were not satisfactory (again, no target amounts were set to maintain flexibility), then bonus compensation, as well as overall compensation could be lowered without otherwise affecting base salary. Finally, by keeping annual bonus compensation at a higher percentage of overall compensation and base salary at a lower percentage, our company benefits because the base amount for annual salary adjustments would be smaller.

Upon the recommendation of Mr. Benacin, the base salaries of Mr. Philippe Santi, the Chief Financial Officer of Inter Parfums, S.A., and Mr. Frederic Garcia-Pelayo, were each increased from 192,000 euros in 2007 to 220,800 euros in 2008, a 15% increase. Likewise, Mr. Benacin’s base compensation was increased from 192,000 euros in 2007 to 220,800 euros in 2008.

A different approach is taken for United States operations as that segment is much smaller and profitability is much more volatile. A more significant base salary is paid in order to attract and retain employees with the skills and talents needed to run the operation with a lesser emphasis placed on bonuses.  Mr. Madar, the Chief Executive Officer, did not request any increase in his base salary and accordingly none was authorized by the committee. Mr. Madar’s base salary has been maintained at the same level of $400,000 for the past several years.

Upon recommendation of our Chief Executive Officer, the committee determined to increase the base salary of Mr. Greenberg, the Chief Financial Officer, by $30,000 from $405,000 to $435,000, a 7.4% increase. Mr. Greenberg has received the same salary increase of $30,000 for the past four years.”

United States
Securities and Exchange Commission
July 23, 2009

In addition, we propose to add the following disclosure in Item 11, under the “Bonus Compensation/ Annual Incentives,” in substantially the following form:

“We have paid a higher percentage of overall compensation in the form of bonus compensation to executive officers of European operations for several years,  principally because European operations historically have had higher profitability than United States operations. As the result of this historically higher profitability, European operations have had the ability to pay higher bonus compensation in addition to base salary. As bonus compensation is discretionary no targets were set in order to maintain flexibility. Further, if results of operations for European operations were not satisfactory (again, no target amounts were set to maintain flexibility), then bonus compensation, as well as overall compensation could be lowered without otherwise affecting base salary. Mr. Benacin, the chief decision maker for European operations, proposed and the committee concurred in the payment of bonus compensation equal to approximately 70% of base salary for executive officers of European operations. This is compared to bonus compensation as a percentage of annual salary of 82% for 2007 for Messrs. Santi and Garcia-Pelayo and approximately 64% for Mr. Benacin in 2007, and approximately 87% for 2006 for Messrs. Santi and Garcia-Pelayo and 68% for Mr. Benacin in 2006.

A different approach is taken for United States operations as that segment is much smaller and profitability is much more volatile. A more significant base salary is paid in order to attract and retain employees with the skills and talents needed to run the operation with a lesser emphasis placed on bonuses. Based upon the recommendation of the Chief Executive Officer, Mr. Greenberg received a cash bonus of $35,000 for 2008 as compared to a cash bonus of $43,100 for 2007. In order for Mr. Madar, the Chief Executive Officer to receive a cash bonus, United States operations has to achieve after tax profit target. In 2008, based upon such targets, our Chief Executive Officer did not earn any cash bonus. In 2007, based upon such targets, our Chief Executive Officer earned a $100,000 cash bonus. The Executive Compensation Committee has determined to use the same after tax profit target for our company’s United States operations to calculate Mr. Madar’s bonus for 2009.”

In addition, we propose to delete the last paragraph, and to add the following disclosure in Item 11, under the “Bonus Compensation/ Annual Incentives,” in substantially the following form:

“As required by French law, Inter Parfums, SA maintains its own profit sharing plan for all French employees who have completed three months of service, including executive officers of our European operations other than Mr. Benacin, the Chief Executive Officer of Inter Parfums, SA. Benefits are calculated based upon a percentage of taxable income of Inter Parfums, S.A. and allocated to employees based upon salary. The maximum amount payable per year per employee is 25,000 euros, or approximately $34,792.

United States
Securities and Exchange Commission
July 23, 2009

Calculation of total annual benefits contribution is made according to the following formula:

50% of (Inter Parfums, S.A. net income, less 5% of shareholders equity without net income for the year) times a fraction, the numerator of which is wages, and the denominator of which is net income before tax + wages + taxes (other than income tax) + valuation allowances + amortization expenses + interest expenses.

Contribution to individual employees is then made pro rata based upon their individual salaries for the year.”

Re Stock Options

We have previously disclosed that as a general rule, the number of options granted is determined by several factors, but most importantly, both individual and company operating results for the past year, as well as past option grants to such executives. Also as previously disclosed, we have temporarily discontinued all option grants to purchase shares of our majority-owned, French subsidiary, Inter Parfums, S.A. to avoid dilution of our ownership interest in Inter Parfums, S.A. In lieu of option grants to purchase shares of our majority-owned, French subsidiary, we have granted options to our French executive officers and employees under the French Addendum to our stock option plan, which have a term of 6 years and vest 4 years after the date of grant.

In addition, we propose to add the following disclosure in Item 11, under the “Long Term Incentives/Stock Options”, in substantially the following form:

“Stock Options.

* * *

In December 2008, upon the recommendation of the company’s Chief Executive Officer, the Executive Compensation and Stock Option Committee granted options to purchase a total of 19,000 shares of our common stock to each of Jean Madar and Philippe Benacin, and 15,000 shares to Mr. Greenberg, all at the fair market value on the date of grant. Option grants to Messrs Madar and Benacin are the same, as each is the Chief Executive Officer of their respective operating segments.

During 2007 and in early 2008, upon the recommendation of the company’s Chief Executive Officer, the Executive Compensation and Stock Option Committee granted options to purchase a total of 42,375 shares of our common stock to each of Jean Madar and Philippe Benacin, 22,500 shares to Mr. Greenberg, and 12,750 to each of Messrs. Santi and Garcia-Pelayo, all at the fair market value on the date of grant.

United States
Securities and Exchange Commission
July 23, 2009

Option grants made in 2008 and 2007 were reduced from the option grants made during 2006, when Messrs. Madar and Benacin received options to purchase 60,000 shares, and Mr. Greenberg received options to purchase 37,500 shares. However, option grants were increased for Messrs. Santi and Garcia-Pelayo who each received options to purchase 7,500 shares as they no longer receive option grants from Inter Parfums, S.A.”

Comment from Staff Letter:

5.
Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Please see Section II.B1. of Commission Release No. 33-8732A.  In this regard, we note from the summary compensation table that Mr. Benacin received “other compensation” in the form of lodging expenses that significantly exceeded the “other compensation” received by your other named executive officers.  With a view towards future disclosure, please provide us with a more detailed discussion of how and why Mr. Benacin compensation differs from that of the other named executive officers.  If policies or decision relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Company response:

5.           Mr. Benacin is the Chief Executive Officer of Inter Parfums, S.A. (European operations), as well as a founder of the company, and accordingly, there should be some recognition of his responsibility, skills and experience, as well as the results of the company. In view of his service to the company, Mr. Benacin has received a housing and automobile allowance for more than the past ten (10) years. This is a method of acknowledging his responsibility, skills and experience, as well as the company operating results, and at the same level as the other named executive officers of European operations. Accordingly, we propose to add the following disclosure in substantially the following form in the compensation discussion and analysis section.

“Other Compensation

Mr. Benacin is the Chief Executive Officer of Inter Parfums, S.A. (European operations), as well as a founder of our company, and we believe we should recognize his responsibility, skills and experience, as well as the results of the company. In view of his service to the company, Mr. Benacin has received a housing and automobile allowance for more than the past ten (10) years. This is a way we have differentiated him from other executive officers of European operations, and acknowledged his responsibility, skills and experience, as well as the company operating results, while maintaining his base salary at the same level as Messrs. Santi and Garcia-Pelayo, the other named executive officers of European operations.”

United States
Securities and Exchange Commission
July 23, 2009

Comment from Staff Letter:

Base Salary, page 3

6.
We note the base salaries were determined in part by “reference to the competitive market place for executive talent.”  With a view towards future disclosure, please tell us how your compensation committee defines the market place and ascertains the competitive conditions within that market.  In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise described your methodologies for utilizing comparative information when implementing your compensation policies or marking specific compensation awards.  To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Company response:

6.           The committee views the competitive market place very broadly, which would include executive officers from both public and privately held companies in general, including fashion and beauty companies, but not limited to the “peer companies” contained in the corporate performance graph contained in the Annual Report on form 10-K for the year ended December 31, 2008. Rather than tie their determination of compensation proposals to any specific peer companies, the members of the committee have used their business experience, judgement and knowledge to review the executive compensation proposals recommended to them by Messrs. Madar and Benacin for United States operations and European operations, respectively. As such the committee did not determine the need to “benchmark” (as such term is defined in question 118.05 Compliance and Disclosure Interpretations of Staff of the Division of Corporation Finance) of any material item of compensation or overall compensation. We believe the members of the committee have extensive experience and business acumen (as discussed below) and are well qualified in determining the appropriateness of executive compensation levels.

United States
Securities and Exchange Commission
July 23, 2009

Accordingly, we propose to supplement the Compensation, Discussion and Analysis by the addition of the following disclosure, in substantially the following form:

“The compensation committee views the competitive market place very broadly, which would include executive officers from both public and privately held companies in general, including fashion and beauty companies, but not limited to the “peer companies” contained in the corporate performance graph contained in our Annual Report on form 10-K for the year ended December 31, 2008. Rather than tie the compensation committee’s determination of compensation proposals to any specific peer companies, the members of our committee have used their business experience, judgement and knowledge to review the executive compensation proposals recommended to them by Mr. Madar for United States operations and Benacin for European operations. As such, compensation committee did not determine the need to “benchmark” of any material item of compensation or overall compensation.

The members of the compensation committee have extensive experience and business acumen and are well qualified in determining the appropriateness of executive compensation levels. Mr. Heilbronn is a managing partner of a business consulting firm in the area of mergers and acquisitions of large international companies in retail, consumer goods and consumer services throughout the world. Mr. Levy has over thirty years experience as an executive officer, including more than ten years as President and Chief Executive Officer of well known cosmetic companies such as Cosmair and Sanofi Beaute (France). Mr. Choël, the final committee member, is presently a business consultant and advisor, who previously worked as President and Chief Executive Officer of two divisions of LVMH Moet Hennessy Louis Vuitton S.A., which included such well known brands as Parfums Christian Dior, Guerlain, and Parfums Givenchy.”

Comment from Staff Letter:

Bonus Compensation/Annual Incentives, page 3

7.
We note your disclosure that cash bonuses for named executive officers responsible for European operations are generally larger than the bonuses paid to their counterparts responsible for U.S. operations.  With a view towards future disclosure, please provide us with a materially complete analysis for the reasons for this apparently disparate treatment.  Please see Sections II.B.1. of Commission Release No. 33-8732A.  You should also explain how your compensation committee determined the magnitude of the bonuses that were actually paid for 2008.

Company response:

7.           Payment of a higher percentage of overall compensation in the form of bonus compensation to executive officers of European operations has been consistently followed for several years, principally because European operations historically have had higher profitability than United States operations. As the result of this historically higher profitability, European operations have had the ability to pay higher bonus compensation in addition to base salary. The chief decision maker for European operations, Mr. Benacin, initially determined and recommended to the compensation committee, and in which the compensation committee concurs, that payment of bonus compensation as a high percentage of base salary (generally in the 60-90%) in lieu of a higher base salary would benefit the company, because of the ability of European operations to pay higher bonus compensation. As the determination of bonus compensation for European operations is discretionary no targets were set in order to maintain flexibility. Further, if results of operations for European operations were not satisfactory (again no target amounts were set to maintain flexibility), then bonus compensation, as well as overall compensation could be lowered without otherwise affecting base salary for such executives.

United States
Securities and Exchange Commission
July 23, 2009

A different approach is taken for United States operations as that segment is much smaller and profitability is much more volatile. A more significant base salary is paid in order to attract and retain employees with the skills and talents needed to run the operation with a lesser emphasis placed on bonuses.

Please see our proposed disclosure in response to Item 4, above.

Comment from Staff Letter:

8.
We note from the summary compensation table that two of your named executive officers received non-equity incentive plan compensation.  With a view towards future disclosure, please provide us with a materially complete analysis of these awards, including how the amounts of the awards were determined and under what plan or plans the awards were granted.

Company response:

8.           We have disclosed at pages 9-10 of the Annual report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2008 (“2008 10-K/A 1”) the following:

“Inter Parfums, S.A. Profit Sharing Plan

As required by French law, Inter Parfums, SA maintains its own profit sharing plan for all French employees who have completed three months of service, including executive officers of our European operations other than Mr. Benacin, the Chief Executive Officer of Inter Parfums, SA. Benefits are calculated based upon a percentage of taxable income of Inter Parfums, S.A. and allocated to employees based upon salary. The maximum amount payable per year per employee is 25,000 euros, or approximately $34,792.

United States
Securities and Exchange Commission
July 23, 2009

Calculation of total annual benefits contribution is made according to the following formula:

50% of (Inter Parfums, S.A. net income, less 5% of shareholders equity without net income for the year) times a fraction, the numerator of which is wages, and the denominator of which is net income before tax + wages + taxes (other than income tax) + valuation allowances + amortization expenses + interest expenses.

Contribution to individual employees is then made pro rata based upon their individual salaries for the year.”

We propose to add substantially the same disclosure as set forth above as a footnote to the Summary Compensation Table.

* * * *

As previously requested, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,
Executive Vice President
and Chief financial Officer